Form C

Cover Page

Name of issuer:

Madrona Distilling Inc

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: WA
Date of organization: 9/2/2022

Physical address of issuer:

208 Enchanted Forest Road
Suite B250
Eastsound WA 98245

Website of issuer:

https://madronadistillery.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Dividing pre-money valuation $4,000,000.00 by number of shares outstanding on fully diluted basis excluding shares issued at the beginning of the funding round.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$260,562.51	$351,814.67
Cash & Cash Equivalents:	$79,594.08	$189,128.38
Accounts Receivable:	$1,955.48	($24.53)
Current Liabilities:	$3,526.51	$60,962.53
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$52,184.11	$22,757.00
Cost of Goods Sold:	$12,456.90	$10,464.55
Taxes Paid:	$36,601.60	$3,838.07
Net Income:	($451,711.98)	($159,509.21)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Madrona Distilling Inc

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Thomas T Allan IV	President & Distiller	Madrona Distilling Inc	2022
Anne D Allan	Legal Off Mgr	Employer Solutions Law	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Thomas T Allan IV	President	2022
Anne D Allan	Secretary	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Thomas T Allan IV	2000000.0 Common Stock	44.4
Anne D Allan	2000000.0 Common Stock	44.4

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The undersigned understands that the Company is in the development stage, has a limited operating history, has sustained operating losses and can be expected to sustain future operating losses

The undersigned understands that that there is no assurance that the Company's products or services will be successfully developed or marketed or that the Company will be able to meet its projected goals.

The undersigned has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of an investment in the Company and is able to bear the economic risks of an investment in the Shares for an indefinite period of time and to withstand a complete loss of such investment

Alcohol producers rely on several layers of regulatory licenses and must follow strict rules to maintain legal status.

Madrona Distilling Inc has an extremely limited operating history upon which investors can evaluate our business and prospects. Madrona Distilling Inc. was originally organized as a limited liability company on September 2, 2022 and converted to a corporation on December 10, 2024. They only launched their products in early 2024. We have minimal historical financial data, and our business model remains largely unproven in the marketplace. Our ability to successfully execute our business plan, achieve market acceptance for our craft spirits, and generate sustainable revenue is uncertain. The craft spirits industry requires significant time to build brand recognition, establish distribution channels, and develop customer loyalty. There can be no assurance that we will be successful in penetrating our target markets or that our products will achieve the level of market acceptance necessary for the company to become profitable and provide returns to investors.

Our success depends heavily on the continued services and performance of our founders, Tom and Anne Allan, and our small team of only two employees. The loss of either founder or key personnel could have a material adverse effect on our business operations, product development, and growth prospects. Given our early stage and limited resources, we do not have the depth of management or operational redundancy that larger companies possess. We do not maintain key person life insurance on any of our personnel. Additionally, as we attempt to grow our business, we will need to attract, hire, train, and retain additional qualified personnel in areas including distilling operations, sales, marketing, and distribution. There can be no assurance that we will be successful in attracting and retaining the personnel necessary to successfully execute our business plan, particularly given the competitive market for experienced professionals in the craft spirits industry and our limited financial resources as an early-stage company.

We are planning to relocate and expand our operations to a new location on Orcas Island in Spring 2026. This planned relocation presents significant operational risks and uncertainties. The move will require substantial capital investment, coordination of logistics, potential disruption to our current production and distribution operations, and the establishment of new operational infrastructure in a remote island location. Orcas Island's geographic isolation may present challenges in terms of supply chain logistics, access to skilled labor, utility services, and transportation of finished products to distribution channels. Any delays, cost overruns, or operational disruptions associated with this relocation could materially harm our business, financial condition, and ability to meet customer demand. Additionally, we currently operate our tasting room on a limited schedule (Saturdays only), which restricts our direct-to-consumer sales opportunities and may limit our ability to build brand awareness and customer relationships compared to competitors with more accessible retail operations.

We are not currently profitable and have incurred losses since our inception. We expect to continue to incur losses for the foreseeable future as we invest in production capacity, marketing, distribution expansion, and our planned relocation to Orcas Island. The craft spirits industry typically requires substantial upfront capital investment in equipment, inventory, regulatory compliance, and market development before achieving profitability. Our ability to achieve and sustain profitability will depend on numerous factors, many of which are beyond our control, including our ability to increase sales volume, expand distribution, manage production costs, and compete effectively against established brands. There can be no assurance that we will ever achieve profitability or generate positive cash flow from operations. If we are unable to achieve profitability within a reasonable timeframe, we may be unable to continue operations or provide any return to investors.

We have limited cash reserves and will require substantial additional funding to fully execute our business plan, complete our planned relocation to Orcas Island, expand our distribution network, and scale our operations. The proceeds from this offering may not be sufficient to meet all of our capital needs, and we do not currently have any commitments or arrangements for additional financing. Our ability to obtain additional capital will depend on numerous factors, including our operating performance, market conditions, investor sentiment toward the craft spirits industry, and the availability of credit or equity financing on acceptable terms. There can be no assurance that additional financing will be available when needed or on terms favorable to the company and existing investors. If we are unable to obtain sufficient additional capital, we may be forced to curtail our expansion plans, reduce our marketing efforts, delay our relocation, or cease operations entirely. Any future equity financings will result in dilution to existing investors' ownership interests in the company.

The craft spirits industry is highly competitive, with numerous established distilleries, well-funded competitors, and major spirits brands competing for limited shelf space, distribution channels, and consumer attention. We face competition from large multinational spirits companies with substantially greater financial resources, established brand recognition, extensive distribution networks, and marketing budgets that far exceed our capabilities. Additionally, the craft spirits segment has experienced significant growth in recent years, resulting in an increasingly crowded marketplace with hundreds of small distilleries competing for market share. Many of our competitors have longer operating histories, greater name recognition, more established customer relationships, and economies of scale that we cannot currently match. Our ability to compete effectively will depend on our success in differentiating our products, building brand loyalty, securing favorable distribution agreements, and executing effective marketing strategies. There can be no assurance that we will be able to compete successfully against current or future competitors, and competitive pressures may force us to reduce prices, increase marketing expenditures, or modify our business strategy in ways that could adversely affect our profitability and growth prospects.

Our distribution is currently limited to Washington and Oregon states, which significantly restricts our addressable market and revenue potential compared to competitors with national or multi-regional distribution. Expanding our geographic distribution will require substantial investment in sales and marketing efforts, compliance with additional state regulations, establishment of relationships with distributors in new markets, and increased working capital to support inventory in multiple locations. The three-tier distribution system for alcoholic beverages in the United States creates additional barriers to market expansion, as we must work through licensed distributors and wholesalers to reach retail customers in most states, limiting our control over pricing, placement, and promotional activities. There can be no assurance that we will be successful in expanding our distribution footprint or that distributors in new markets will prioritize our products over those of more established brands. Our limited current distribution also makes us vulnerable to regional economic downturns, changes in local consumer preferences, or regulatory changes in Washington and Oregon that could disproportionately impact our business.

Our business depends on our ability to source quality ingredients, botanicals, base spirits, bottles, labels, and other materials necessary for production. We rely on third-party suppliers for critical inputs, including the unique Pacific Northwest botanicals and sea kelp from Orcas Island that differentiate our products. Disruptions in our supply chain due to supplier failures, quality issues, price increases, natural disasters, transportation challenges, or global supply chain disruptions could materially impact our ability to produce and deliver products to customers. Our planned relocation to Orcas Island may exacerbate supply chain challenges due to the island's remote location and dependence on ferry service for transportation of materials and finished goods. Any significant interruption in our supply of key ingredients or packaging materials, or substantial increases in the cost of these inputs, could force us to reformulate products, seek alternative suppliers, increase prices, or temporarily halt production, any of which could harm our brand reputation, customer relationships, and financial performance.

our brand reputation, customer relationships, and financial performance.

Our business is subject to extensive and complex federal, state, and local laws and regulations governing the production, labeling, distribution, marketing, and sale of alcoholic beverages. We must maintain various licenses and permits from the Alcohol and Tobacco Tax and Trade Bureau (TTB), state alcoholic beverage control agencies, and local authorities, and we are subject to ongoing compliance obligations and periodic inspections. These regulations govern virtually every aspect of our business, including production methods, product formulations, labeling requirements, advertising and marketing practices, distribution arrangements, sales channels, and tax obligations. Regulatory requirements vary significantly by jurisdiction and are subject to change, interpretation, and enforcement actions by regulatory authorities. Any failure to comply with applicable regulations could result in fines, penalties, suspension or revocation of necessary licenses, product recalls, or restrictions on our ability to produce or sell our products. Changes in laws or regulations, such as increased taxes on alcoholic beverages, restrictions on marketing practices, new labeling requirements, or limitations on distribution methods, could increase our compliance costs, require reformulation of products, or otherwise adversely affect our operations and profitability. The costs of maintaining compliance with these complex regulatory requirements are substantial and may increase over time, placing a disproportionate burden on small craft distilleries like ours compared to larger competitors with dedicated compliance departments.

Our success depends in part on our ability to protect our brand identity, product formulations, proprietary recipes, and other intellectual property. We rely primarily on trade secrets, proprietary know-how, and confidential information to protect our gin, vodka, and rum recipes and production methods. Unlike patents, trade secrets are not registered with any governmental authority and can be difficult to protect. We cannot guarantee that the steps we have taken to protect our proprietary information will be adequate to prevent misappropriation or that others will not independently develop similar products or processes. Our trademarks and brand names, including Madrona Distilling, are critical to our marketing efforts and brand recognition, but trademark protection is limited to specific geographic areas and product categories where we have established use and obtained registrations. We may face challenges from other parties claiming prior rights to similar names or marks, particularly as we attempt to expand into new markets. Additionally, we could face claims that our products, branding, or marketing materials infringe upon the intellectual property rights of others. Defending against such claims or pursuing infringement actions against others could be costly and time-consuming, diverting management attention and financial resources from our business operations. The loss of intellectual property protection or involvement in intellectual property disputes could materially harm our competitive position and business prospects.

Our products are premium craft spirits that represent discretionary purchases for consumers. Demand for our products is sensitive to economic conditions and consumer confidence. During economic downturns, recessions, or periods of reduced consumer spending, customers may reduce purchases of premium alcoholic beverages in favor of less expensive alternatives or may reduce overall alcohol consumption. Economic factors such as unemployment rates, disposable income levels, consumer debt, and general economic uncertainty can significantly impact consumer purchasing behavior in the premium spirits category. Additionally, our target markets of bars, restaurants, and retail establishments are themselves vulnerable to economic conditions, and reduced traffic or sales at these venues could decrease demand for our products through wholesale channels. Our planned relocation to Orcas Island and focus on Pacific Northwest-inspired products may make us particularly vulnerable to regional economic conditions in the Pacific Northwest. Any sustained economic downturn or reduction in consumer discretionary spending could materially reduce our sales, harm our financial performance, and impair our ability to execute our growth strategy.

Our business is vulnerable to disruptions from events beyond our control, including natural disasters, pandemics, public health crises, severe weather events, fires, earthquakes, and other force majeure events. Our planned location on Orcas Island may present heightened risks from natural disasters, including earthquakes, severe storms, and flooding, as well as potential isolation during emergencies due to the island's dependence on ferry service. The COVID-19 pandemic demonstrated the vulnerability of craft distilleries and the hospitality industry to public health crises, with widespread closures of bars, restaurants, and tasting rooms significantly impacting sales channels for craft spirits. Any similar future events could force temporary closure of our production facilities or tasting room, disrupt our supply chain, prevent distribution of products to customers, or reduce consumer demand for our products. Our small size and limited financial resources make us particularly vulnerable to extended business disruptions, as we lack the financial reserves and operational redundancy of larger competitors. Any significant interruption to our operations could result in lost sales, spoiled inventory, damaged equipment, or inability to meet customer commitments, any of which could materially harm our business and financial condition.

An investment in Madrona Distilling Inc securities is highly speculative and involves a high degree of risk. Investors should be prepared for the possibility of losing their entire investment. We are an early-stage company with a limited operating history, no history of profitability, and significant uncertainty regarding our ability to successfully execute our business plan. The craft spirits industry is highly competitive, capital-intensive, and subject to changing consumer preferences and regulatory requirements. Many early-stage companies in our industry fail to achieve profitability or provide returns to investors. Given our current financial position, operational challenges, and the numerous risks described in this offering, there is a substantial risk that the company may not succeed and that investors could lose all of their invested capital. Investors should only invest funds that they can afford to lose entirely and should not rely on this investment for their financial security or retirement planning.

There is no public market for the securities being offered, and none is expected to develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or any state securities laws and are subject to significant restrictions on transfer. Investors will be required to hold these securities for at least one year from the date of purchase, and even after that period, transfers will be subject to limitations and may only be made pursuant to an effective registration statement or an available exemption from registration. Given the nature of our business, our early stage of development, and the limited number of investors, it is highly unlikely that any secondary market for these securities will develop. Investors should assume that they will be unable to liquidate their investment for an indefinite period and must be prepared to hold these securities for the long term, potentially for the entire life of the company. The lack of liquidity may prevent investors from selling their securities even if they need access to capital or if the company's prospects deteriorate.

need access to capital or if the company's prospects deteriorate.

We will require substantial additional capital beyond the proceeds of this offering to fund our operations, complete our planned relocation to Orcas Island, expand our distribution network, and execute our growth strategy. We expect to seek additional equity financing in the future, which will result in dilution to investors in this offering. When we issue additional equity securities, whether through subsequent crowdfunding offerings, private placements, or other financing transactions, the percentage ownership of existing investors will be reduced, and the new securities may have rights, preferences, or privileges that are senior to those of the securities being offered in this offering. The amount of dilution could be substantial depending on the terms of future financings and the valuation at which securities are issued. Additionally, we may issue equity securities to employees, consultants, advisors, or other service providers as compensation, which would further dilute existing investors. While certain classes of securities may include anti-dilution protections, the securities being offered in this offering may not include such protections, or such protections may be limited in scope. Investors should assume that significant dilution will occur and that their percentage ownership in the company will decrease over time.

Investors in this offering will hold a minority ownership position in Madrona Distilling Inc and will have limited ability to influence or control company decisions, operations, or strategic direction. The founders and existing stakeholders will retain control over major corporate decisions, including decisions regarding business strategy, product development, capital raising, acquisitions, sale of the company, and distributions to shareholders. As minority investors, purchasers of securities in this offering will have limited voting rights and will not be able to unilaterally effect changes in management, business practices, or corporate governance. The company is not required to hold regular shareholder meetings, provide detailed financial reporting, or seek shareholder approval for most business decisions. Management will have broad discretion in how to use the proceeds from this offering, and investors will have limited ability to challenge those decisions even if they disagree with how capital is allocated. Additionally, the interests of the founders and management may not always align with the interests of minority investors, particularly with respect to decisions about timing and terms of a potential exit event, additional capital raises, or operational priorities.

Anne D Allan is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 63% Sales and Marketing, 20% Opex, 10% equipment (new bottle sizes), 7% Wefunder fee

---

If we raise: **$124,000**

Use of Proceeds: 63% Sales and Marketing, 20% Opex, 10% equipment (new bottle sizes), 7% Wefunder fee. The additional 74k can be used to add packaging equipment for new sizes and formats, more aggressive advertising campaigns, and sales resources in new markets. We can do some of all of that with the 50k, but a larger raise allows us to open multiple markets rather that one or two at a time

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company

(or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $4,000,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Madrona Distilling Inc is offering up to 124,000 shares of stocks, at a price per share of $1.00.

The campaign maximum is $124,000.00 and the campaign minimum is $50,000.00.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:
  1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
  2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10000000	4500000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	

Options:	Total Pool:	Issued:

Describe any other rights:

Only one class currently exists. The company has not yet authorized preferred stock, which investors in the will receive. Preferred stock has liquidation preferences over common stock. The company plans to authorize preferred stock and convert current common stockholders to equal shares of preferred stock prior to first close.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Amount $31,000.00

$50,000 Line of Credit

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2024	Regulation D, Rule 506(b)	Priced Round	$25,000	General operations
12/2024	Regulation D, Rule 506(b)	Common stock	$250,000	General operations
12/2024	Regulation D, Rule 506(b)	Common stock	$125,000	General operations
2/2025	Regulation D, Rule 506(b)	Common stock	$50,000	General operations
2/2025	Regulation D, Rule 506(b)	Priced Round	$50,000	General operations
10/2025	Regulation D, Rule 506(b)	Common stock	$25,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act

during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Madrona Distillery is a craft spirits company based on Orcas Island, Washington, producing a range of award-winning gins, vodka, and rum inspired by the Pacific Northwest.

Milestones

Madrona Distilling Inc. (the "Company") was originally organized as a limited liability company on September 2, 2022 under the laws of Washington, and converted to a corporation on December 10, 2024 under the laws of Washington.

Since then, we have:

- Madrona Distillery was recently featured in Spirits Business Magazine: https://tinyurl.com/235s44nx

- Our gins have received Platinum, Double Gold & Gold medals in London and across the USA.

- Our distiller trained at Scotland's Heriot Watt University for brewing and distilling.

- Our new location on Orcas Island will be a premier destination for tasting, education and retail.

- Madrona Distillery is licensed and authorized to ship to retailers and restaurants in eight states.

- Through our online retailer we can ship to consumers in 40+ states.

- Madrona Distillery and its owners were inducted into the Gin Guild in London in May, 2025.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was incorporated in December 2024 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2025, the Company had revenues of $52,184.11 compared to the year ended December 31, 2024, when the Company had revenues of $22,757. Our gross margin was 76.13% in fiscal year 2025, and 54.02% in 2024.

- *Assets.* As of December 31, 2025, the Company had total assets of $260,562.51, including $79,594.08 in cash. As of December 31, 2024, the Company had $351,814.67 in total assets, including $189,128.38 in cash.

- *Net Loss.* The Company has had net losses of $451,711.98 and net losses of $159,509.21 for the fiscal years ended December 31, 2025 and December 31,

2024, respectively.

- *Liabilities.* The Company's liabilities totaled $3,526.51 for the fiscal year ended December 31, 2025 and $60,962.53 for the fiscal year ended December 31, 2024.

Liquidity & Capital Resources

To-date, the company has been financed with $484,142 in founder contributions and $525,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 20 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 15 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Madrona Distilling Inc cash in hand is $18,000, as of April 2026. Over the last three months, revenues have averaged $4,000/month, cost of goods sold has averaged $1,400/month, and operational expenses have averaged $22,000/month, for an average burn rate of $19,400 per month. Our intent is to be profitable in 12 months.

Average monthly revenues are significantly increased since FY 2024. Operations began slowly rolling in Q2 2024, with no significant retail distribution until Q4 2024. In 2025 we have added the state of Oregon and expanded Washington direct store distribution. Expenses rate is running higher in 2025 due to increased rent and the addition of salaries and benefits.

Fixed expenses will remain within 10% of current run-rate for the next 3-6 months. Controllable marketing and the resulting revenue changes will be tied to successful fund-raising with an expected lift of 30-50% in revenues.

No, we are focused on building a spirits brand which requires significant brand investment to raise awareness and penetrate the market. As distribution expands we can make decisions about how much to invest in brand-building and how much to reserve as cash. Completing this round of funding is intended to grow to the point that by Q4 2026 we can make a choice about running on cashflow or scaling up. We need about $90k in order to get to profitability. With a successful raise, we should get there by Q4 2026.

Madrona Distilling Inc has self-funded through owner resources for most of the company's history dating back to 2023. Total contribution from founders are approximately $484,142 in cash contributions. Additional capital has been raised in 2025 to lay the foundation for national distribution. We continue to have access to owner funds and private angel sources. We have also raised a total of $525k is a separate round.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Thomas T Allan IV, certify that:

(1) the financial statements of Madrona Distilling Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Madrona Distilling Inc included in this Form reflects accurately the information reported on the tax return for Madrona Distilling Inc filed for the most recently completed fiscal year.

Thomas T Allan IV
President & Distiller

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:
https://madronadistillery.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
Madrona Distilling Preferred Stock Subscription Agreement

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4

Appendix D: Director & Officer Work History

Anne D Allan
Thomas T Allan IV

Appendix E: Supporting Documents

ttw_communications_181254_182408.pdf
ttw_communications_181254_221031.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Madrona Distilling Preferred Stock Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Appendix D: Director & Officer Work History

Anne D Allan

Thomas T Allan IV

Appendix E: Supporting Documents

ttw_communications_181254_182408.pdf
ttw_communications_181254_221031.pdf

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all

information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**
☑ **I agree to the Wefunder Listing Agreement**
☑ **I agree to the Lead Investor Agreement**
☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Madrona Distilling Inc

By

Tom Allan

President and Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Tom Allan

President and Founder
4/15/2026

Anne D Allan

Secretary
4/15/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.